UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

Roundy’s, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share	779268 101
(Title of class of securities)	(CUSIP number)

Christine S. Wheatley, Esq.
Group Vice President, Secretary and General Counsel
1014 Vine Street
Cincinnati, Ohio 45202

(513) 762-4000

(Name, address and telephone number of person authorized to receive notices and communications)

with a copy to
Michael J. Aiello, Esq.
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000

November 10, 2015

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act. (However, see the Notes.)

1	NAMES OF REPORTING PERSONS The Kroger Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ohio
NUMBER OF	7	SOLE VOTING POWER 2,361,582*
SHARES BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 0* (see Items 4 and 5)
EACH REPORTING PERSON	9	SOLE DISPOSITIVE POWER 2,361,582*
WITH	10	SHARED DISPOSITIVE POWER 0*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,361,582* (see Items 4 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒ (see Items 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.78%* (see Item 5)
14	TYPE OF REPORTING PERSON CO

* The Kroger Co. directly and beneficially owns 2,361,582 shares of common stock (approximately 4.78%), par value $0.01 per share, of Roundy’s, Inc. issued and outstanding as of November 10, 2015. Pursuant to the Tender and Support Agreement described in Item 3 below, The Kroger Co. may be deemed to have shared indirect and beneficial ownership of an additional 3,564,657 shares of common stock (approximately 7.22%), par value $0.01 per share, of Roundy’s, Inc. issued and outstanding as of November 10, 2015. As a result, The Kroger Co. may be deemed to beneficially own, in the aggregate, 5,926,239  shares of common stock (approximately 12.0%), par value $0.01 per share, of Roundy’s, Inc. issued and outstanding as of November 10, 2015. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by The Kroger Co. that it is the beneficial owner of any of the Subject Shares (defined below in Item 4) referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share, of Roundy’s, Inc., a Delaware corporation (“Roundy’s”), and is being filed pursuant to Rule 13d−1 under the Securities Exchange Act of 1934 (the “Exchange Act”). The principal executive offices of Roundy’s are located at 875 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

Item 2.	Identity and Background.

This Schedule 13D is being filed on behalf of The Kroger Co., an Ohio corporation (“Kroger” or the “Reporting Person”). The address of the principal business and principal officer of the Reporting Person is 1014 Vine Street, Cincinnati, Ohio 45202.

Kroger is a retailer in the United States, operating supermarkets and multi-department stores under two dozen local banner names. KS Merger Sub Inc., a Delaware corporation (“Acquisition Sub”), is a direct wholly owned subsidiary of Kroger and was recently incorporated for the purpose of acquiring all of the issued and outstanding shares of the common stock, par value $0.01 per share, of Roundy’s (the “Shares”) and consummating the transactions contemplated by the Merger Agreement (defined below in Item 4) and, to date, has engaged and is expected to engage in no other activities other than those incidental to the Offer (defined below in Item 4), the Merger (defined below in Item 4) and the Merger Agreement (defined below in Item 4). Until immediately prior to the time Acquisition Sub purchases the Shares pursuant to the Offer (defined below in Item 4), it is not anticipated that Acquisition Sub will have any significant assets or liabilities.

The name, business address, present principal occupation or employment and citizenship of each executive officer and director and each controlling person of Kroger, and each executive officer and director of any corporation or other person ultimately in control of Kroger, are set forth on Annex A attached hereto.

During the last five years, none of Kroger, and to the best knowledge of Kroger, none of the persons on Annex A, (a) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

Pursuant to, and subject to the terms and conditions contained in, the Tender and Support Agreement described in Item 4 of this statement, the Reporting Person may be deemed to have acquired beneficial ownership of the Subject Shares (defined below in Item 4) by virtue of the execution of the Tender and Support Agreement (defined below in Item 4) by Kroger, Acquisition Sub and certain stockholders of Roundy’s. As a result of Acquisition Sub being its direct wholly owned subsidiary, Kroger may be deemed to share beneficial ownership of the Subject Shares (defined below in Item 4) that Acquisition Sub may be deemed to beneficially own. No payments were made by or on behalf of the Reporting Person in connection with the execution of the Merger Agreement (defined below in Item 4) or the execution of the Tender and Support Agreement (defined below in Item 4). It is currently anticipated that Kroger or Acquisition Sub will finance the acquisition of Shares in the Offer (defined below in Item 4) with Kroger’s cash on hand, and/or debt.

Item 4.	Purpose of Transaction.

Merger Agreement and Tender Offer
On November 10, 2015, Kroger and Acquisition Sub entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Roundy’s. Under the Merger Agreement, among other things, Acquisition Sub will commence a tender offer (the “Offer”) to purchase all of the Shares, at a price per Share of $3.60 in cash, without interest (the “Offer Price”). Upon successful completion of the Offer, and subject to the terms and conditions of the Merger Agreement, Acquisition Sub will be merged with and into Roundy’s (the “Merger”), and Roundy’s will survive the Merger as a direct wholly owned subsidiary of Kroger (the “Surviving Corporation”). It is anticipated that, the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), with no stockholder vote required to consummate the Merger.

Under the Merger Agreement, and upon the terms and conditions contained therein, Acquisition Sub is obligated to commence the Offer as promptly as reasonably practicable after November 10, 2015 (but in no event earlier than five (5) business days, nor later than seven (7) business days, after November 10, 2015). The Offer will remain open for at least 20 business days, which period may be extended under certain circumstances described in the Merger Agreement. Acquisition Sub’s obligation to accept for payment and pay for any Shares tendered in the Offer is subject to certain conditions, including (i) there having been validly tendered and not validly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of all Shares then outstanding on a fully diluted basis (not including Shares tendered pursuant to guaranteed delivery procedures), (ii) the expiration or termination of any applicable waiting period (and any extension thereof) applicable to the Offer under the Hart−Scott−Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, (iii) the absence of any material adverse effect with respect to Roundy’s and (iv) certain other customary conditions. The Offer is not subject to a financing condition.

At the effective time of the Merger (the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time, whether vested or unvested (including, for the avoidance of doubt, any restricted Shares held by an employee, director or consultant of Roundy’s or any of its affiliates) (other than Shares owned by Roundy’s, Kroger, Acquisition Sub, any subsidiaries of Roundy’s or Kroger (other than Acquisition Sub), or by stockholders who have validly exercised their appraisal rights under Delaware law) shall be canceled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price, without interest thereon.

In the event the Merger cannot be effected pursuant to Section 251(h) of the DGCL, Roundy’s granted to Acquisition Sub under the Merger Agreement an irrevocable option (the “Top−Up Option”), exercisable after the consummation of the Offer and prior to the Effective Time, to purchase at a price per Share equal to the Offer Price up to that number of newly issued Shares (the “Top−Up Shares”) from Roundy’s at a per Share purchase price equal to the Offer Price that, when added to the number of Shares owned by Kroger and Acquisition Sub at the time of exercise of the Top−Up Option, constitutes one hundred shares more than 90% of the Shares outstanding immediately after the issuance of the Top−Up Shares on a fully diluted basis. If Kroger and Acquisition Sub shall acquire, together with the Shares held by Kroger, Acquisition Sub and any other subsidiary of Kroger, at least 90% of the outstanding Shares, they will complete the Merger through the “short form” procedures available under Section 253 of the DGCL.

The Merger Agreement also provides that, upon payment for Shares representing at least a majority of the total number of outstanding shares of Roundy’s common stock on a fully diluted basis, Acquisition Sub will be entitled to designate a number of directors to the board of directors of Roundy’s (the “Roundy’s Board”) in proportion with the percentage of the Shares it owns following the Offer. Between such time and the Effective Time, the Roundy’s Board will have at least two directors who are directors of Roundy’s on the date of the Merger Agreement and who are independent directors for purposes of the continued listing requirements of the New York Stock Exchange.

Under the terms of the Merger Agreement, (i) the vesting of each Roundy’s restricted stock unit that remains outstanding and is unvested as of immediately prior to the Effective Time shall be accelerated in full (and, with respect to Roundy’s restricted stock units subject to performance based vesting criteria, assuming achievement of applicable performance goals at the target level), (ii) each Roundy’s restricted stock unit that remains outstanding immediately prior to the Effective Time shall be cancelled and terminated as of the Effective Time, and (iii) each holder of a Roundy’s restricted stock unit shall be paid at or promptly after the Effective Time an amount in cash (without interest) equal to the number of Shares subject to such cancelled restricted stock unit multiplied by the Offer Price.

Kroger, Acquisition Sub and Roundy’s have made customary representations and warranties in the Merger Agreement and agreed to certain customary covenants, including covenants regarding the operation of the business of Roundy’s and its subsidiaries prior to the closing. In addition, the Merger Agreement provides that during the period commencing on the date of the Merger Agreement and continuing until 11:59 p.m. (New York Time) on December 10, 2015 (the “Go-Shop Period”), Roundy’s and its representatives shall have the right to initiate, solicit and encourage any proposals superior to the transaction contemplated by the Merger Agreement, and subject to the terms and conditions of the Merger Agreement, if Roundy’s terminates the Merger Agreement to enter into such a superior proposal, Roundy’s will pay Kroger a termination fee equal to $8,000,000. Following the Go-Shop Period, Roundy’s is subject to customary exclusivity and non-solicitation covenants, subject to exceptions that would permit the Roundy’s Board to respond to a bona fide, written and unsolicited offer that the Roundy’s Board reasonably determines in good faith either constitutes or is reasonably expected to constitute a superior proposal. In addition, the Merger Agreement provides that, in certain circumstances where the Merger Agreement is terminated by Kroger or Roundy’s if the Offer expired or was terminated without Acquisition Sub having accepted for payment any Shares tendered pursuant to the Offer, Roundy’s will pay to Kroger a termination fee equal to $20,000,000.

           The Merger Agreement has been provided solely to inform investors of its terms. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of such agreement and as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may be intended not as statements of fact, but rather as a way of allocating risk to one of the parties if those statements prove to be inaccurate. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality in a way that is different from what may be viewed as material by stockholders of, or other investors in, Roundy’s. Roundy’s stockholders and other investors are not third−party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or conditions of Roundy’s, Kroger, Acquisition Sub or any of their respective subsidiaries or affiliates.

Tender and Support Agreement

In connection with the execution and delivery of the Merger Agreement, Kroger and Acquisition Sub entered into a tender and support agreement, dated as of November 10, 2015 (the “Tender and Support Agreement”), with each of Willis Stein & Partners III Sub, L.P., Willis Stein & Partners Dutch III-A Sub, L.P., Willis Stein & Partners Dutch III-B Sub, L.P. and Willis Stein & Partners III-C Sub, L.P. (collectively, the “Supporting Stockholders”). Pursuant to the Tender and Support Agreement, the Supporting Stockholders agreed, subject to certain limited specified exceptions, to tender, and not withdraw, all outstanding Shares beneficially owned by them, or acquired by them after such date (collectively, the “Subject Shares”). In addition, the Supporting Stockholders have agreed, subject to certain exceptions, to refrain from disposing of the Subject Shares and soliciting alternative acquisition proposals to the Merger. The Tender and Support Agreement will terminate upon certain circumstances, including upon termination of the Merger Agreement.

Based upon information provided by the Supporting Stockholders, as of November 10, 2015, the Subject Shares included: (i) 3,334,911 Shares beneficially owned by Willis Stein & Partners III Sub, L.P., (ii) 100,413 Shares beneficially owned by Willis Stein & Partners Dutch III-A Sub, L.P. (iii) 100,413 Shares beneficially owned by Willis Stein & Partners Dutch III-B Sub, L.P.; and (iv) 28,920 Shares beneficially owned by Willis Stein & Partners III-C Sub, L.P.. The Reporting Person may be deemed to have acquired shared voting and disposition power with respect to the Subject Shares by reason of the execution and delivery of the Tender and Support Agreement by Kroger and Acquisition Sub. As a result of Acquisition Sub being its direct wholly owned subsidiary, Kroger may be deemed to share beneficial ownership of the Subject Shares that Acquisition Sub may be deemed to beneficially own.

The foregoing descriptions of the Merger Agreement and Tender and Support Agreement do not purport to be complete and are qualified in their entirety by reference to such agreements. The Merger Agreement and Tender Support Agreement are referenced herein as Exhibits 1 and 2 and are incorporated by reference into this Item 4.

The purpose of the transactions described above is for Kroger, through Acquisition Sub, to acquire control of, and the entire equity interest in, Roundy’s. Kroger required that the Supporting Stockholders agree to enter into the Tender and Support Agreement to induce Kroger and Acquisition Sub to enter into the Merger Agreement and to consummate the transactions contemplated by the Merger Agreement, including the Offer and the Merger. Upon consummation of the Merger, Roundy’s will become a wholly owned subsidiary of Kroger, the Shares will cease to be freely traded or listed, Roundy’s common stock will be de−registered under the Securities Exchange Act of 1934, as amended, and Kroger will control the board of directors of Roundy’s and will make such other changes in the charter, bylaws, capitalization, management and business of Roundy’s as set forth in the Merger Agreement and/or as may be appropriate in its judgment (subject to certain limitations).

Except as set forth or incorporated by reference in this Schedule 13D, Kroger and Acquisition Sub have no plans or proposals that relate to or would result in any of the transactions described in this Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)-(b)
As of November 10, 2015, the Reporting Person directly and beneficially owns 2,361,582 Shares, which constitute approximately 4.78% of the Shares (as represented by Roundy’s in the Merger Agreement), and the Reporting Person has the power to vote or direct the vote of, and the power to dispose or direct the disposition of, such Shares. As a result of the Tender and Support Agreement, as of November 10, 2015, the Reporting Person may be deemed, for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), to share with the Supporting Stockholders the power to vote or direct the voting or disposition of the 3,564,657 Subject Shares, which constitute approximately 7.22% of the Shares (as represented by Roundy’s in the Merger Agreement), and thus, for the purposes of Rule 13d-3, the Reporting Person may be deemed to beneficially own, in the aggregate, 5,926,239 Shares, which constitute approximately 12.0% of the Shares (as represented by Roundy’s in the Merger Agreement). The Reporting Person (i) is not entitled to any rights as a stockholder of Roundy’s as to the Subject Shares, except as otherwise expressly provided in the Tender and Support Agreement, (ii) hereby disclaims that it constitutes a “group” (within the meaning of Section 13(d)(3) of the Exchange Act) with the Supporting Stockholders and (iii) hereby disclaims beneficial ownership of any Shares beneficially owned by the Supporting Stockholders or any of their affiliates including, without limitation, the Subject Shares. Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any Shares, and the Reporting Person expressly disclaims all beneficial ownership of such Shares.

See the foregoing descriptions of the Merger Agreement and Tender Support Agreements set forth in Item 4, which are incorporated herein by reference. The Merger Agreement and Tender and Support Agreement are referenced herein as Exhibits 1 and 2 and are incorporated by reference into this Item 5.

(c)
Except for the Merger Agreement and the Tender and Support Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has effected any transactions in the Shares during the past 60 days.

(d)
Except for the Merger Agreement and the Tender and Support Agreement described above, none of the Reporting Persons, and to the best knowledge of the Reporting Persons, none of the persons named in Annex A hereto, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Roundy’s reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibits attached hereto are incorporated herein by reference. Other than the Merger Agreement and the Tender and Support Agreement described above, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between any of the Reporting Persons or any person listed on Annex A hereto, and any person with respect to the securities of Roundy’s, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

Item 7.	Material to be Filed as Exhibits.

Exhibit 1
Agreement and Plan of Merger, dated as of November 10, 2015, among The Kroger Co., KS Merger Sub Inc. and Roundy’s, Inc. (incorporated by reference to Exhibit 2.1 to Roundy’s Current Report on Form 8-K filed with the SEC on November 12, 2015).

Exhibit 2	Tender and Support Agreement, dated as of November 10, 2015, by and among The Kroger Co., KS Merger Sub Inc. and each of the Persons listed as a “Stockholder” on the signature pages thereto.

SIGNATURE

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies as to itself that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2015

THE KROGER CO.

By:	/s/ Christine S. Wheatley
	Name:	Christine S. Wheatley
	Title:	Group Vice President, General Counsel and Secretary

Annex A

The Kroger Co.

Set forth below are the name and present principal occupation of each director and executive officer of The Kroger Co. as of November 10, 2015. The business address of The Kroger Co. is 1014 Vine Street, Cincinnati, Ohio 45202. All directors and executive officers set forth below are United States citizens.

Name	Present Principal Occupation
W. Rodney McMullen	Chairman of the Board and Chief Executive Officer of The Kroger Co.

Jessica C. Adelman	Group Vice President, Corporate Affairs of The Kroger Co.

Stuart Aitken	Group Vice President of The Kroger Co.

Robert W. Clark	Group Vice President Non-Perishables of The Kroger Co.

Michael J. Donnelly	Executive Vice President, Merchandising of The Kroger Co.

Kevin M. Dougherty	Group Vice President, Digital & Vitacost of The Kroger Co.

Todd A. Foley	Vice President and Treasurer of The Kroger Co.

Christopher T. Hjelm	Executive Vice President and Chief Information Officer of The Kroger Co.

Sukanya Madlinger	Senior Vice President of The Kroger Co.

Lynn Marmer	Group Vice President of The Kroger Co.

Timothy A. Massa	Group Vice President of Human Resources & Labor Relations of The Kroger Co.

Frederick J. Morganthall II	Executive Vice President, Retail Operations of The Kroger Co.

M. Marnette Perry	Senior Vice President of The Kroger Co.

J. Michael Schlotman	Executive Vice President and Chief Financial Officer of The Kroger Co.

Erin S. Sharp	Group Vice President, Manufacturing of The Kroger Co.

Alessandro Tosolini	Senior Vice President of The Kroger Co.

Mark C. Tuffin	Senior Vice President of The Kroger Co.

M. Elizabeth Van Oflen	Vice President and Corporate Controller of The Kroger Co.

Christine S. Wheatley	Group Vice President, Secretary and General Counsel of The Kroger Co.

Nora A. Aufreiter	Director of The Kroger Co. and Director Emeritus of McKinsey & Company.

Robert D. Beyer	Director of The Kroger Co. and Chairman of Chaparal Investments, LLC.

Susan J. Kropf	Director of The Kroger Co. and former President and Chief Operating Officer of Avon Products Inc.

David B. Lewis	Director of The Kroger Co. and Of Counsel to Lewis & Munday, a Detroit based law firm.

Jorge P. Montoya	Director of The Kroger Co. and former President of The Procter & Gamble Company’s Global Snacks & Beverage division and President of Procter & Gamble Latin America.

Clyde R. Moore	Director of The Kroger Co. and Chairman of First Service Networks.

Susan M. Phillips	Director of The Kroger Co. and Professor Emeritus of Finance at The George Washington University School of Business.

James A. Runde	Director of The Kroger Co. and Special Advisor to Morgan Stanley.

Ronald L. Sargent	Director of The Kroger Co. and Chairman and Chief Executive Officer of Staples, Inc.

Bobby S. Shackouls	Director of The Kroger Co. and former Chairman of the Board of Burlington Resources Inc.